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02060842

File No. 82-5227

December 18, 2002

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

02 DEC 30 AM 9:53

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Acquisition of Subsidiary (December 16, 2002).

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dw 1/9

(Translation)

File No. 82-5227
December 16, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Acquisition of Subsidiary

Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on November 29, 2002, determined to subscribe for and acquire 70% of new shares to be allocated to third parties by IP4 Inc. to make it a subsidiary of the Company. On December 13, 2002, the procedures therefore were completed. Hence, notice is hereby given, as described below:

Description

1. Reason for acquisition of the shares:

The Company has actively promoted its N.E.W.S. (New Entertainment World of Sammy) business, which consists of amusement, content, new technology and merchandising, for the purpose of creating new entertainments.

The Company has determined to make a capital participation in IP4 Inc., a wholly owned subsidiary of SYSTEM SERVICE CO., LTD. ("System Service") to which the merchandising business separated from System Service was transferred, by subscribing for new shares to be allocated to third parties by IP4 Inc. The Company believes that through joint management of IP4 Inc. by the Company and System Service, which is noted for the marketing of characters, such as *Tarepanda* and *THE DOG*, and boasts of its bountiful know-how and networks in the industry, IP4 Inc. will be able to carry out a more substantial merchandising business.

IP4 Inc., as a company exercising overall control over the merchandising business of Sammy Group, will unilaterally manage characters evolving out of the N.E.W.S. business and characters evolving out of the *pachislot* and *pachinko* machine business for the purpose of efficient business developments. Furthermore, by making most of know-how of System

Service and the capital strength of the Company, IP4 Inc. will aggressively promote the development of new original characters, whereby expanding its merchandising business.

2. Outline of the subsidiary to be acquired:

(1)	Trade name:	IP4 Inc.
(2)	Representative:	Shinji Nomura, President and Representative Director (Senior Managing Director of System Service)
(3)	Location of head office:	Sunshine 60 20F, 1-1, Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo
(4)	Establishment:	May 9, 2002
(5)	Contents of business:	(a) Master license business concerning existing characters (b) Acquisition of licenses for new characters (c) Consulting business through networking creators, licensors and licensees as a master licensee
(6)	Date of settlement of accounts:	September 30 of each year
(7)	Number of employees:	10
(8)	Major business office:	None
(9)	Capital:	¥30,000,000
(10)	Total number of issued shares:	600 shares
(11)	Large shareholder (shareholding ratio):	SYSTEM SERVICE CO., LTD. 600 shares (100%)

Outline of SYSTEM SERVICE CO., LTD.

Representative:	Hayao Sato, President and Representative Director
Location of head office:	JTB Ikebukuro Building 6F, 13-6, Higashi Ikebukuro 1-chome, Toshima-ku, Tokyo
Contents of business:	Plan, manufacture, sale and wholesale of amusement prizes; and Plan, manufacture, sale and wholesale of products for general distribution.

(12) Business results for the recent business year:

		Business year ended September 30, 2002
Net sales	(¥ million)	103
Operating income	(¥ million)	51
Ordinary income	(¥ million)	51
Net income	(¥ million)	33

Total assets	(¥ million)	117
Dividend per share	(¥)	-

3. Number of shares to be acquired, the acquisition prices and the state of shareholdings of the Company before and after the acquisition:

(1)	Method of acquisition of shares:	Subscription for new shares to be issued
(2)	Number of shares in possession before the acquisition:	0 share (shareholding ratio: 0%)
(3)	Number of shares to be acquired:	1,400 shares (acquisition prices: ¥103,460,000 (¥73,900 per share)
(4)	Total number of issued shares after the issuance of new shares:	2,000 shares
(5)	Number of shares in possession before the acquisition:	1,400 shares (shareholding ratio: 70%)

4. Schedule:

November 29, 2002:	Resolution of the Board of Directors of the Company concerning the allocation of new shares to third parties by IP4 Inc.
December 12, 2002:	Completion of the payment for new shares
December 13, 2002:	Payment becoming effective

5. Future outlook:

(i) Forecast of business results of the Company on a consolidated basis for the business year ending March 31, 2003:

As the amounts of initial investment and sales are expected to have no significant effect on the forecast of business results on a consolidated basis for the business year ending March 31, 2003, no amendment thereto is made.

(ii) Medium-term business plan of the Company on a consolidated basis for the business year ending March 31, 2004 and thereafter:

At the present moment, no amendment is made to the medium-term business plan publicized in May 2002. However, the Company will take into consideration the consistency with the business plan of IP4 Inc. for its next business year and thereafter, in publicizing the Company's next medium-term business plan.

– END –